UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 6

to

ANNUAL REPORT

of
REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2018

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration Is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, NY 10006

*                                         The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 3 consecutively.

(b) The following exhibits:

Exhibit 1

Conformed copy of the Underwriting Agreement for the US$750,000,000 2.550% Notes Due 2032 and the US$900,000,000 3.500% Notes due 2050, dated January 22, 2020, between the Republic, acting through the Ministry of Finance, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc and J.P. Morgan Securities LLC.

Exhibit 2	Form of US$500,000,000 2.550% Notes Due 2032.

Exhibit 3	Form of US$250,000,000 2.550% Notes Due 2032.

Exhibit 4	Form of US$500,000,000 3.500% Notes Due 2050.

Exhibit 5	Form of US$400,000,000 3.500% Notes Due 2050.

Exhibit 6	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP for the US$750,000,000 2.550% Notes Due 2032 and the US$900,000,000 3.500% Notes due 2050.

Exhibit 7	Post-Effective Legality Opinion of Morales & Besa Ltda. for the US$750,000,000 2.550% Notes Due 2032 and the US$900,000,000 3.500% Notes due 2050.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 28th day of January, 2020.

REPUBLIC OF CHILE

By:	/s/ Ignacio Briones Rojas
Ignacio Briones Rojas
Minister of Finance Republic of Chile